January 18, 2011
VIA EDGAR
John Reynolds
John T. Archfield Jr.
Ryan Milne
Damon Colbert
Division of Corporation Finance
Mailstop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: +1 (703) 813-6963

Re:	Agria Corporation
Form 20-F for the Year Ended December 31, 2009
Filed June 29, 2010
File No. 001-33766
Dear Mr. Reynolds and Mr. Archfield:
This letter acknowledges receipt by Agria Corporation (the “Company”) of the comments contained in the letter dated December 30, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
The Company expects to submit responses to the Staff’s comments by January 31, 2011, and will file Amendment No. 2 on Form 20-F/A to the 2009 Form 20-F, if necessary, in response to the Staff’s comments after the Staff concludes its review.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 (10) 8438-1030, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
/s/ Christopher Boddington
Christopher Boddington
Chief Financial Officer

c.c.	Xie Tao, Chief Executive Officer David T. Zhang, Latham & Watkins